Daniel E. Wolf, P.C. To Call Writer Directly: (212) 446-4884 daniel.wolf@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

March 18, 2016

Via E-mail and EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina E. Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Re:	Biotie Therapies Oyj.

Schedule TO-T filed March 11, 2016 (“Schedule TO”)

Filed by Acorda Therapeutics, Inc. et al

File No. 1-37423

Dear Ms. Chalk:

On behalf of Acorda Therapeutics, Inc. (“Acorda”), we are providing this letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 15, 2016 (the “Comment Letter”) regarding the above referenced filing.

Set forth below are the responses that Acorda has asked us to convey in regard to the Staff’s comments in the Comment Letter. In addition, Acorda is concurrently filing an amendment to Schedule TO to reflect the revisions necessary to address the Staff’s comments. Unless otherwise indicated, all defined terms in this letter have the same meanings as set forth in the Offer to Purchase (“Offer to Purchase”) filed by Acorda on March 11, 2016 as Exhibit (a)(1)(A) to Schedule TO.

Schedule TO-T - Offer to Purchase filed as Exhibit (a)(1)(A)

If the Tender Offer is consummated, will the Company continue as a public company?, page 17

1.	Staff’s Comment: In this section (third sentence), you state: “Even if for some reason we do not acquire all Equity Interests and the Subsequent Compulsory Redemption does not take

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March 18, 2016

place….” This equivocal disclosure about the possibility that the second-step squeeze-out compulsory acquisition appears to be inconsistent with the disclosure elsewhere in the Offer to Purchase, which states that upon achieving the 90% minimum tender condition, the bidder will have the legal ability to and intends to conduct the Subsequent Compulsory Redemption. It is also inconsistent with the representations in your March 8, 2016 exemptive request letter. Please advise or revise.

Response: In response to the Staff’s comment, we are replacing the language referenced above on page 17 of the Offer to Purchase with the following: “Following completion of the Tender Offer but prior to the completion of the Subsequent Compulsory Redemption…”

Conditions to Completion of the Tender Offer, page 44

2.	Staff’s Comment: All offer conditions must be satisfied or waived as of the expiration of the (initial) Offer Period, rather than the date of the Offeror’s announcement of the preliminary results of the Offer Period. Please revise the disclosure in the first sentence of this section accordingly.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 44 and 45 to clarify that the satisfaction or waiver of the offer conditions will be determined as of the expiration of the Offer Period.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4884 if you have any further questions.

Very truly yours,

/s/ Daniel E. Wolf
Daniel E. Wolf, P.C.